UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Silvercrest Asset Management Group Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

828359109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Martin Jaffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 634,602
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 634,602
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 634,602
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Silvercrest Asset Management Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1330 Avenue of the Americas, 38th Floor, New York, NY 10019

Item 2(a).	Names of Persons Filing:

Martin Jaffe, who is hereinafter referred to as the “Reporting Person”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1330 Avenue of the Americas, 38th Floor, New York, NY 10019

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

828359109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See No. 9 on page 2.

(b)	Percent of Class: See No. 11 on page 2.

(c)	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: See No. 5 on page 2.

ii.	Shared power to vote or to direct the vote: See No. 6 on page 2.

iii.	Sole power to dispose or to direct the disposition of: See No. 7 on page 2.

iv.	Shared power to dispose or to direct the disposition of: See No. 8 on page 2.

The Reporting Person is a co-trustee of the Martin Jaffe Revocable Trust and is deemed to share beneficial ownership with Sharon Jaffe, the other trustee of the Martin Jaffe Revocable Trust, of 634,602 shares held by such trust.

The Reporting Person hereby disclaims any beneficial ownership of any shares in excess of his actual beneficial ownership thereof.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

/s/ Martin Jaffe
MARTIN JAFFE